EXHIBIT 2
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[DESC LOGO]

              DESC ANNOUNCES SECOND PLACEMENT OF MEDIUM TERM NOTES
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                  Mexico City, July 12, 2000 - DESC, S.A. de C.V. (NYSE: DES;
BMV: DESC) (the "Company") announced today that it completed a secondary issue of medium term notes for a total of Ps. 1 billion in equivalent Units of Investment (UDIS), with a net interest rate of 8.20% and a maturity period of seven years. The notes have been oversubscribed and the issue is considered highly successful.

                  The success of this transaction, the first of its type since the presidential elections, is evidence of the solid fundamentals of the Mexican market and the confidence exhibited by investors in DESC's financial stability and creditworthiness. The issue has obtained an MAA rating from Duff & Phelps.

                  The issue and registration agents will be Casa de Bolsa BBVA Bancomer and Inversora Bursatil (Inbursa). The common representative will be Casa de Bolsa Inverlat.

                  The following are among the objectives of the issue:

>>       The payment of short-term liabilities

>> The continue with our strategy to minimize exposure to foreign currencies

>>       To take advantage of the positive outlook regarding Mexican inflation

>>       The reduction of financial costs

>>       To improve our schedule maturities

                  This placement will be done under the Ps. 3 billion program authorized by the Mexican National Banking and Securities Commission (CNBV), from which Ps. 850 million (or 324 million in UDIS) has already been placed in October of 1999 in to the afore mentioned amount.

CONTACTS:
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
Arturo D'Acosta Ruiz                 Alejandro de la Barreda             Alex Cancio, Peter         Webpage
Corporate Treasury Director          Manager of Investor Relations       Firestein                  www.desc.com.mx
525 261 80 00 ext 2830               525 261 8000 ext 2813               Thomson Financial          ---------------
                                     abarredag@mail.desc.com.mx          Investor Relations
                                     --------------------------          212-701-1973

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